AGREEMENT FOR THE PURCHASE OF COMMON STOCK

THIS COMMON STOCK PURCHASE AGREEMENT, (this "Agreement") made this ___________________ 2004, by and among D. Forbes Investment Corp,("DFI") representing itself and the Selling Shareholders as per Addendum A attached hereto (the "Selling Shareholders"), and the Purchasers as set out herein, (collectively the "Purchaser"), is for the purpose of setting forth the terms and conditions upon which the Selling Shareholders will sell to Purchaser (or assigns) Thirty Million Eight Hundred Forty One Thousand and Five Hundred and Seventy Eight (30,841,578) shares of E-Com Technologies Corp.'s (the "Company") common stock (the "Shares").

In consideration of the mutual promises, covenants, and representations contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

WITNESSETH:

WHEREAS, the Selling Shareholders have appointed DFI, to act on their behalf in all matters pertaining to this Agreement; and to receive and hold all consideration received from Clark Wilson, Barristers and Solicitors, ("Escrow Holder") for the sale of the Shares;

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the parties herewith agree as follows:

ARTICLE I

SALE OF SECURITIES

1.01 Purchase and Sale Subject to the terms and conditions of this Agreement, the Selling Shareholders agree to sell, and Purchaser agrees to purchase, an aggregate of 30,841,578 Shares for a total of US$400,000 (the "Purchase Price"). This is a private transaction between the Selling Shareholders and Purchaser (and/or assigns).

1.02 Deposit Purchaser will not be required to forward a non refundable deposit ("Deposit)

1.03 Wiring of Funds The Purchaser shall, at least 24 hours prior to Closing, wire funds in the amount of $400,000 (the Purchase Price) to the account of Clark Wilson., which shall constitute payment in full (US$400,000.00) for the 30,841,578 Shares. It is agreed that the Closing will take place on or before 4:00PM April 22nd, 2004 under the terms described in Article IV of this Agreement. If the Purchaser wishes to make the Closing earlier than April 22nd, 2004 it shall give DFI 48 hours written notice that it wishes to do so. DFI is not obligated to close earlier than April 22nd, 2004 but will do so on a best effort basis.

1.04 Due Diligence DFI and the Selling Shareholders shall permit, and shall cause the Company to permit, the Purchaser and its employees, agents, professional advisors and other representatives between the date hereof and the Closing, to have access during normal business hours to all the books, accounts, records and other data of the Company (including all corporate, accounting and tax records and any electronic or computer accessed data) and to the Assets of the Company and the Selling Shareholders shall cause the Company to furnish, and require that the Company's principal bankers, appraisers and independent auditors and other advisors furnish, to the Purchaser such financial and operating data and other information with respect to the business and Assets of the Company as the Purchaser shall from time to time reasonably request to enable confirmation of the matters warranted in Article II.

ARTICLE II REPRESENTATIONS AND WARRANTIES

DFI and each of the Selling Shareholders hereby represents and warrants to Purchaser the following:

2.01 Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of Nevada, has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Nevada. All actions taken by the incorporators, directors and/or shareholders of the Company have been valid and in accordance with the laws of the State of Nevada. The Company has kept the records required to be kept by the laws of the State of Nevada and any other applicable legislation and such records are complete and accurate, and contain all minutes of all meetings and resolutions of directors and members of the Company. The Company has one subsidiary which will be disposed of prior to the Closing of this transaction and The Company will be free from any potential liability of the subsidiary.

2.02 Capital. The authorized capital stock of the Company consists of 90,000,000 shares of common stock of which 34,291,735 Shares are issued and outstanding and 10,000,000 shares of preferred stock, of which there are none issued and outstanding. All outstanding Shares are fully paid and non-assessable, free of liens, encumbrances, options, restrictions (except restrictions on transfer under applicable securities laws) and legal or equitable rights of others not a party to this Agreement. The Shares are held by "affiliates"(as defined in US Securities Exchange Act of 1934) as to approximately 20,459,002 and by non-affiliates as to approximately 10,382,576. At the Closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating the Company to issue or to transfer from treasury any additional shares of its capital stock. None of the outstanding Shares of the Company are subject to any stock restriction agreements.

2.03 Financial Statements. Documents provided to Purchaser will include audited statements as at December 31, 2003, the un-audited interim financial statements as to March 30, 2004 and the related statements of income and retained earnings for the period then ended. The financial statements have been prepared in accordance with generally accepted accounting principles consistently followed by the Company throughout the periods indicated, and fairly present the financial position of the Company as of the date of the balance sheet included in the financial statements, and the results of its operations for the periods indicated.

2.04 Absence of Changes. Since March 30, 2004, there has been no change in the financial condition or operations of the Company except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

2.05 Liabilities. Except as disclosed on Schedule 2.05, the Company will not, as of Closing, have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due. DFI is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving the Company or its Shares. There is no dispute of any kind between the Company and any third party, and no such dispute will exist at the Closing of this Agreement. At the Closing, the Company will be free from any and all liabilities, liens, claims and/or commitments. The Company agrees to pay all liabilities listed on Schedule 2.05 at or before the Closing of this Agreement. The Company has no guarantees, indemnities or contingent or indirect obligations with respect to the liabilities or obligations of any other Person (including any obligation to service the debt of or otherwise acquire an obligation of another Person or to supply funds to, or otherwise maintain any working capital or other balance sheet condition of any other Person);

2.06 Tax Returns. Prior to the Closing or other such date agreed upon, the Company will be up to date with respect to all SEC related filings, and will have filed all federal, state, and local tax returns . The Company has paid, or will pay by the Closing, all taxes, assessments, and penalties due and payable, except as disclosed on Schedule 2.05. No federal income tax returns of the Company have been audited by the Internal Revenue Service. The provisions for taxes, if any, reflected in the Company' balance sheet as of March 30, 2004, is adequate for any and all federal, state, county, and local taxes for the period ending on the date of that balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to taxes of any nature payable by the Company as of the Closing, there shall be no taxes of any kind due or owing, except as disclosed on Schedule 2.05.

2.07 Ability to Carry Out Obligations. The Selling Shareholders have the right, power, and authority to enter into, and perform their obligations under this Agreement. The execution and delivery of this Agreement by the Selling Shareholders and the performance by the Selling Shareholders of their obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which the Company, the officers, directors or Selling Shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause Purchaser to be liable to any party, or (c) an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of the Company or upon the Shares of the Company to be acquired by Purchaser.

2.08 Full Disclosure. None of representations and warranties made by or in any certificate or memorandum furnished or to be furnished by the Company, the Selling Shareholders, DFI, or on their behalf, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

2.09 Contracts, Leases and Assets. The Company is not a party to any contract, agreement or lease, except in its subsidiary company which, in no way, binds the Company. No person or their party or Company holds a power of attorney or agency right from the Company or the Selling Shareholders. At the Closing, the Company will have no assets or liabilities except its subsidiary company and those recorded in the March 30, 2004 financial statements.

2.10 Compliance with Laws. The Company has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation pertaining to the Company. The Company has complied with all federal and state securities laws in connection with the offer, sale and distribution of its securities. The Shares being sold herein are being sold in a private transaction between the Selling Shareholders and Purchaser, and it is understood that the shares are subject to trading restrictions under the Securities Act of 1933, as amended and rules thereunder.

2.11 Litigation. The Company is not (and has not been) a party to any suit, action, arbitration, or legal administrative, or other proceeding, or pending governmental investigation. To the best knowledge of the DFI, there is no basis for any such action or proceeding and no such action or proceeding is threatened against the Company. The Company is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

2.12 Conduct of Business. Prior to the Closing, the Company shall conduct its business in the normal course, and shall not (without the prior written approval of Purchaser) (i) sell, pledge, or assign any assets, (ii) amend its Certificate of Incorporation or Bylaws, (iii) declare dividends, redeem or sell stock or other securities, except as provided in Section 6.12, (iv) incur any liabilities, except as disclosed on Schedule 2.05, (v) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (vi) enter into any other transaction.

2.13 Corporate Documents. Each of the following documents, which are true, complete and correct in all material respects, will be submitted at the Closing:

(i) Certificate of Incorporation;

(ii) Bylaws;

(iii) Consents of Shareholders;

(iv) Listing of the officers and directors;

(v) List of the Company's Selling shareholders as of the date hereof;

(vi) Balance Sheet as of March 30, 2004, together with other financial statements, if any, described in Section 2.03;

(vii) Secretary of State Filing Receipt;

(viii) Copies of all federal and state income tax returns, if any, of the Company;

      Stock register and stock certificate records of the Company.

2.14 Closing Documents. All minutes, consents or other documents pertaining to the Company to be delivered at the Closing shall be valid and in accordance with the laws of Nevada.

Each Selling Shareholder hereby represents and warrants to the Purchaser that:

2.15 Title. Each Selling Shareholder has good and marketable title to all of the Shares being sold by him to Purchaser pursuant to this Agreement. The Shares will be, at the Closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind except restrictions on transfer under applicable securities laws. None of the Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares. Except as provided in this Agreement, the Selling Shareholders and the Company are not parties to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the purchase of the Shares by Purchaser, impair, restrict or delay voting rights with respect to the Shares.

2.16 Representations. The representations and warranties of DFI and the Selling Shareholders hereunder shall be true at Closing and shall survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Purchaser, the representations, warranties, covenants and agreements of the DFI and the Selling Shareholders shall (except where otherwise specifically provided in this Agreement) survive the Closing and shall continue in full force and effect for a period of six months from the Closing for all matters.

The Selling Shareholders and the Company acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE III

INVESTMENT INTENT

3.01 Transfer Restrictions. Purchaser agrees that the securities being acquired pursuant to this Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration ("Transfer") only pursuant to an effective registration statement under the US Securities Act of 1933, as amended (the "Act") or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company. Purchaser agrees, prior to any Transfer, to give written notice to the Company expressing its desire to affect the Transfer and describing the proposed Transfer. The Company will not unduly delay or refuse to render a legal opinion to permit shareholders of the Company to transfer their securities, once a public market for the Shares develops.

ARTICLE IV

CLOSING

4.01 Closing. The Closing of this transaction will occur when all of the documents and consideration described below have been delivered (the "Closing"). Unless the Closing of this transaction takes place on or before 4:00 PM April 22, 2004, then either party may terminate this Agreement. The Purchaser will have an option to terminate this agreement by reason of the failure of the Selling Shareholders and DFI to fulfill all things to be completed pursuant to the terms of this Agreement. If this Agreement is terminated by the Purchaser by reason of the failure of Selling Shareholders or DFI to fulfill all things to be completed pursuant to the terms of this Agreement, all consideration paid by Purchaser shall be returned to Purchaser.

4.02 Documents to be Delivered at Closing. As part of the Closing, those documents listed in Paragraph 2.13 of this Agreement, as well as the following documents, in form reasonably acceptable to counsel to the parties, shall be delivered:

(a) By the Selling Shareholders:

(i) stock certificate or certificates, along with stock powers, representing 30,841,578 Shares, endorsed in the name or names as designated by Purchaser or delivered to Purchaser's legal counsel;

(ii) the resignation of all officers of the Company;

(iii) the resignation of all of the directors of the Company;

(iv) a board of directors resolution appointing new directors of the Company as designated by Purchaser, subject to compliance with Rule 14B-1 under the Securities Exchange Act of 1934;

(v) true and correct copies of all of the business and corporate records of the Company, including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings or consents, financial statements, shareholder listings, stock transfer records, agreements and contracts; and

(vi) such other documents of the Company' shareholders or directors as may be reasonably required by Purchaser.

The financial statements of the Company shall be done in accordance with generally accepted accounting standards, and the financial statements covered by the report present fairly, in all material respects, the financial position of the Company as March 31st, 2004 and the results of its operations and its cash flows for the months ended March 31st, 2004, in conformity with generally accepted accounting principles.

(b) By Purchasers;

(i) wire transfer to Clark, Wilson the amount of $400,000 representing the balance of the Purchase Price for the Shares, which Clark, Wilson is authorized to deliver to the Selling Shareholders as per the instructions of DFI upon Closing.

    Other Conditions to Closing. As a condition for Closing, the Company shall undertake prior to Closing, pay any outstanding liabilities.

ARTICLE V

REMEDIES

5.01 Arbitration. Any controversy of claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Vancouver, British Columbia using one arbitrator, in accordance with the Rules of the British Columbia Arbitration and Mediation Institute then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

5.02 Termination. In addition to any other remedies, Purchaser may on or before the Closing date, terminate this Agreement, if at the Closing, the Selling Shareholders have failed to comply totally with all material terms of this Agreement, have failed to supply any documents required by this Agreement unless they do not exist, or have failed to disclose any material facts which could have a substantial effect on any part of this transaction.

5.03 Indemnification. Whether or not the transactions contemplated by this Agreement complete, but subject to the limitation set out in Paragraph 5.04 each of DFI and the Selling Shareholders covenants and agrees with the Purchaser to indemnify the Purchaser against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser, directly or indirectly, by reason of or arising out of:

  any warranties or representations on the part of the DFI or the Selling Shareholders hereunder being untrue; or
  any misstatement of a material fact or omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading; or
  a breach of any agreement, term or covenant on the part of that Vendor made or to be observed or performed under this Agreement.

5.04 Limitation The indemnity referenced in Paragraph 5.03 shall be limited to amount of the Purchase Price of the Shares.

5.05 Indemnification Non-Exclusive The forgoing indemnification provision is in addition to, and not derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

ARTICLE VI

MISCELLANEOUS

6.01 Captions and Headings. The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

6.02 No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

6.03 Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

6.04 Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

6.05 Entire Agreement. This Agreement, including any and all attachments hereto, if any, contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.

6.06 Significant Changes The Selling Shareholders understand that significant changes may be made in the capitalization and/or stock ownership of the Company, subject to compliance with all corporate/securities law and appropriate Board, shareholder and regulatory approvals, which changes could involve a reverse stock split and/or the issuance of additional Shares, thus possibly having a dramatic negative effect on the percentage of ownership and/or number of Shares owned by present shareholders of the Company.

6.07 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be acceptable to all parties.

6.08 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the fifth day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

If to the Selling Shareholders:

D. Forbes Investment Inc.

325. 1130 West Pender Street

Vancouver, British Columbia, Canada V6E 4A4

Fax: 604-688-9961

If to Purchasers;

C/O Richard L. Coglon

1925 - 200 Burrard Street

Vancouver B.C., Canada

Fax: 604 638 - 3525

6.09 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

6.10 Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the closing and shall survive the Closing of this Agreement.

6.11 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

In witness whereof, this Agreement has been duly executed by the parties hereto as of the date first above written.

THE SELLING SHAREHOLDERS

BY: /s/ Daniel G. Kostiuk

Daniel G. Kostiuk LLB, an Authorized Signatory

Vice-President

D. Forbes Investment Inc. attorney in fact for

Selling Shareholders

D. Forbes Investment Inc.

Suite 325, 1130 W. Pender St., Vancouver, BC Canada V6E 4A4

THE PURCHASER:

BY:

/s/ Don Sharpe

Don Sharpe, as to 20,456,002 restricted shares

/s/ Richard Coglan

Richard Coglon as to 3,000,000 mil free trading common shares

/s/ Signed

GM Capital Partners as to 2,2465,576 free trading common shares

/s/ Signed

Court Global Ltd. as to 2,460,000 free trading common shares

/s/ Signed

Tiger-Eye Holdings Limited as to 2,460,000 common shares

ADDENDUM A

TO COMMON STOCK PURCHASE AGREEMENT

by and among

A E&E Pharma Corporation,

D. Forbes Investment Inc and certain Selling Shareholders,

and

______________________.

LIST OF SELLING SHAREHOLDERS

Stockholder Name	Number of Shares Held
D. Forbes Investment Inc.	7,500,000
12,959,002
Christine Bradford	1,612,500
Marc Poitras	1,412,500
Sanja Spasojevic	800,000
Sue Solby	1,639,394
Victor Lee	1,639,394
David Wong	1,639,394
Dr. Jill Hoube	1,639,394
TOTALS	30,841,578

SCHEDULE 2.05

TO COMMON STOCK PURCHASE AGREEMENT

by and among

A E&E Pharma Corporation,

D. Forbes Investment Inc and certain Selling Shareholders,

______________________.

LIABILITIES

E-Com Technologies did not as of December 31, 2003, and will not, as of Closing, have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected in E-Com Technologies's balance sheet as of March 30, 2004.